Filed Pursuant to Rule 433

Registration No. 333-180289

December 31, 2013

FREE WRITING PROSPECTUS

(To Prospectus dated March 22, 2012,

Prospectus Supplement dated March 22, 2012 and

Equity Index Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Buffered Income Notes
Linked to the Russell 2000® Index

}	Buffered Income Notes linked to the Russell 2000® Index (the “Reference Asset”)
}	A term of approximately 5 years
}	Minimum annual coupon payments of 2.00% of the Principal Amount. The annual coupon rate will be at least 5.25% of the Principal Amount (to be determined on the Pricing Date) for any year if the level of the Reference Asset on the applicable Coupon Observation Date is greater than the Initial Level.
}	You will not participate in any appreciation in the level of the Reference Asset
}	Repayment of principal at maturity if the return of the Reference Asset is greater than or equal to the Buffer Level
}	If the Reference Return is less than the Buffer Level of -20%, you will lose 1% for each 1% that the Reference Return is below the Buffer Level, with up to 80% of your principal amount at risk.
}	All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Buffered Income Notes (each a “Note” and collectively the “Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-14 of this free writing prospectus.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $920.00 and $960.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page FWP-5 and “Risk Factors” beginning on page FWP-8 of this document for additional information.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-8 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000
Total

1 HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.50% and referral fees of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of underwriting discounts and referral fees exceed 3.50% per $1,000 Principal Amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-14 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Indicative Terms*

Principal Amount	$1,000 per Note
Term	Approximately 5 years
Reference Asset	Russell 2000® Index (“RTY”)
Coupon (paid annually)

The Coupon on each Coupon Payment Date will be determined as follows:

If the closing level of the Reference Asset on the applicable Coupon Observation Date is less than or equal to the Initial Level, you will receive: $1,000 x Minimum Coupon Rate

If the closing level of the Reference Asset on the applicable Coupon Observation Date is greater than the Initial Level, you will receive: $1,000 x Performance-Based Coupon Rate

Minimum Coupon Rate	2.00%
Performance-Based Coupon Rate	At least 5.25%, to be determined on the Pricing Date.
Buffer Level	-20%
Payment at Maturity per Note	On the Maturity Date, for each Note, we will pay you the Final Settlement Value, in addition to the final coupon payment.
Final Settlement Value

If the Reference Return is greater than or equal to the Buffer Level:

$1,000 (zero return).

If the Reference Return is less than the Buffer Level:

$1,000 + [$1,000 × (Reference Return + 20%)].

If the Reference Return is less than the Buffer Level, you will lose 1% of the Principal Amount of your Notes for every 1% decline in the Final Level as compared to the Initial Level below -20%. If the Reference Return is less than the Buffer Level, you could lose up to 80% of the Principal Amount at maturity.

Reference Return	Final Level – Initial Level Initial Level
Initial Level	See page FWP-4
Final Level	See page FWP-4
Coupon Observation Dates	Annually, as set forth on page FWP-5
Coupon Payment Dates	Annually, as set forth on page FWP-5
CUSIP	40432XRT0
Trade Date	January 23, 2014
Pricing Date	January 23, 2014
Original Issue Date	January 28, 2014
Final Valuation Date	January 23, 2019
Maturity Date	January 28, 2019

* As more fully described beginning on page FWP-4.

The Notes

The Buffered Income Notes are designed for investors who believe the Reference Asset will not depreciate over the term of the Notes by more than 20% and who seek variable annual coupon payments based on the performance of the Reference Asset. On the Final Valuation Date, if the Reference Return is below the Buffer Level, then you will lose 1% of the Principal Amount of your Notes for every 1% decline in the Reference Asset beyond -20%. You could lose 80% of your initial investment at maturity. In addition, you will not participate in any increase in the level of the Reference Asset.

The offering period for the Notes is through January 23, 2014

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Information about the Reference Asset

Russell 2000® Index

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of November 29, 2013 were: Financial Services, Producer Durables, Consumer Discretionary, Technology, and Health Care.

The graph above illustrates the daily five-year performance of the Reference Asset through December 26, 2013. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see “Information Relating to the Reference Asset” on page FWP-13 and “the Russell 2000® Index” beginning on page S-21 of the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

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HSBC USA Inc.

Buffered Income Notes

Linked to the Russell 2000® Index

The offering of the Notes will have the terms described in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to a single offering of Notes linked to the performance of the Russell 2000® Index (the “Reference Asset”). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Russell 2000® Index (Ticker: RTY)
Trade Date:	January 23, 2014
Pricing Date:	January 23, 2014
Original Issue Date:	January 28, 2014
Final Valuation Date:	January 23, 2019, subject to adjustment as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be January 28, 2019. The Maturity Date is subject to adjustment as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value in addition to the final coupon payment.
Final Settlement Value:

If the Reference Return is greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 20%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each 1% that the Reference Return is below the Buffer Level. For example, if the Reference Return is -80%, you will suffer a 60% loss and receive 40% of the Principal Amount at maturity. If the Reference Return is less than the Buffer Level, you could lose up to 80% of your investment at maturity.

All payments on the Notes are subject to our credit risk.

Reference Return:	The quotient, expressed as a percentage, calculated as follows:
Buffer Level:	-20%
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Coupon (paid annually):

The Coupon on each Coupon Payment Date for each Note will be variable and be calculated as follows:

If the closing level of the Reference Asset on the applicable Coupon Observation Date is less than or equal to the Initial Level, you will receive: $1,000 x Minimum Coupon Rate

If the closing level of the Reference Asset on the applicable Coupon Observation Date is greater than the Initial Level, you will receive: $1,000 x Performance-Based Coupon Rate

Minimum Coupon Rate:	2.00%
Performance-Based Coupon Rate:	At least 5.25%, to be determined on the Pricing Date.

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Coupon Observation Dates:	January 23, 2015, January 25, 2016, January 25, 2017, January 24, 2018, and January 23, 2019 (the Final Valuation Date). If a scheduled Coupon Observation Date is not a scheduled trading day, the Coupon Observation Date will be postponed to the next scheduled trading day. The Coupon Observation Dates are subject to adjustment as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying Equity Index Underlying Supplement.
Coupon Payment Dates:	January 28, 2015, January 28, 2016, January 30, 2017, January 29, 2018, and January 28, 2019. The Coupon Payment Dates are subject to postponement as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement and “Payments on the Notes—Coupon” beginning on page FWP-6 below.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® page “RTY <INDEX>”. If the level of the Reference Asset is not so displayed on such page, the calculation agent may refer to the display on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	40432XRT0/US40432XRT09
Form of Notes:	Book-Entry
Calculation Agent:	HSBC USA Inc. or one of its affiliates.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

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General

This free writing prospectus relates to an offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-8 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

}	The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
}	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
}	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Payments on the Notes

Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value plus the final coupon payment. The Final Settlement Value, which is an amount in cash, will be determined as follows:

}	If the Reference Return is greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount (zero return).
}	If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 20%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for every 1% that the Reference Return is below the Buffer Level. For example, if the Reference Return is -80%, you will suffer a 60% loss and receive 40% of the Principal Amount, subject to the credit risk of HSBC. You should be aware that if the Reference Return is less than the Buffer Level, you could lose up to 100% of your investment at maturity.

Coupon

On each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Minimum Coupon Rate or, if applicable, the Performance-Based Coupon Rate. The expected Coupon Payment Dates are January 28, 2015, January 28, 2016, January 30, 2017, January 29, 2018, and January 28, 2019 (the Maturity Date). If any Coupon Payment Date falls on a day that is not a business day, the related coupon payment will be made on the immediately succeeding business day. In the case of the final Coupon Payment Date that is also the Maturity Date, in the event the Maturity Date is postponed as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement, such final Coupon Payment Date will be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any of the foregoing postponements.

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For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Description of Notes — Interest and Principal Payments — Recipients of Interest Payments” on page S-11 in the accompanying prospectus supplement.

Business Day

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a “business day” but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

Russell Investment Group is the reference sponsor of the Reference Asset.

Investor SuitabilityThe Notes may be suitable for you if:

}	You seek an investment that will pay a periodic coupon, and that will return the principal amount if the Reference Asset does not depreciate by more than 20%.

}	You are willing to invest in the Notes based on the fact that your maximum potential return is the Performance-Based Coupon Rate being offered with respect to the Notes.

}	You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Level.

}	You are willing to invest in the Notes based on the Minimum Coupon Rate of 2% of the Principal Amount per annum.

}	You are willing to accept the risk and return profile of the Notes versus conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

}	You are willing to forgo distributions paid to holders of the stocks comprising the Reference Asset.

}	You do not seek an investment for which there is an active secondary market.

}	You are willing to hold the Notes to maturity.

}	You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

The Notes may not be suitable for you if:

}	You believe the Reference Return will be less than the Buffer Level on the Final Valuation Date.

}	You are unwilling to invest in the Notes based on the fact that your maximum potential return is the Performance-Based Coupon Rate being offered with respect to the Notes.

}	You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Level.

}	You are unwilling to invest in the Notes based on the Minimum Coupon Rate of 2% of the Principal Amount per annum.

}	You seek an investment that provides a full return of principal.

}	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

}	You prefer to receive the distributions paid to holders of the stocks comprising the Reference Asset.

}	You seek an investment for which there will be an active secondary market.

}	You are unable or unwilling to hold the Notes to maturity.

} You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

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Risk Factors

We urge you to read the section “Risk Factors” beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset or the Reference Asset itself, as applicable. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying Equity Index Underlying Supplement and prospectus supplement, including the explanation of risks relating to the Notes described in the following sections:

}	“— Risks Relating to All Note Issuances” in the prospectus supplement; and
}	“— General Risks Related to Indices” in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Final Level from the Initial Level beyond the Buffer Level of -20%. If the Reference Asset declines by more than the Buffer Level, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the Buffer Level. Accordingly, if the Reference Return is below -20%, your Final Settlement Value will be less than the Principal Amount of your Notes. You could lose 80% of your investment at maturity if the Reference Return is less than the Buffer Level.

Your payment at maturity will not reflect any appreciation in the level of the Reference Asset.

The payment at maturity will not reflect any appreciation in the level of the Reference Asset, and will not exceed the principal amount, plus the final Coupon. Therefore, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Asset, or by investing directly in the securities included in the Reference Asset.

The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than the Coupon Observation Dates, including the Final Valuation Date.

The return on the Notes will be based on the Official Closing Level of the Reference Asset on the Coupon Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates prior to the applicable Coupon Observation Date but then decreases on that day to a level that is equal to or less than the Initial Level, the payments on the Notes will be less, and may be significantly less, than they would have been had the Notes been linked to the level of the Reference Asset prior to that decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Official Closing Level of the Reference Asset on any Coupon Observation Date, the payments on the Notes will be based solely on the Official Closing Level of the Reference Asset on the Coupon Observation Dates.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity or coupon payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

No dividend payments or voting rights.

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising the Reference Asset would have.

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Changes that affect the Reference Asset may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amounts payable on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 12 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

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The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein.

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Illustrative Examples

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The examples below illustrate payments on the Notes on a $1,000 investment in the Notes for a hypothetical range of performances for the Reference Return. The following results are based solely on the assumptions outlined below. The “Hypothetical Total Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the “Hypothetical Total Payment on the Notes” per $1,000 Principal Amount of Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

}	Principal Amount:	$1,000
}	Minimum Coupon Rate:	2.00% of the Principal Amount per annum
}	Hypothetical Performance-Based Coupon Rate:	5.25% (the actual Performance-Based Coupon Rate will be at least 5.25% of the Principal Amount per annum, and will be determined on the Pricing Date)
}	Buffer Level:	-20%
}	Hypothetical Initial Level:	1,000 (the actual Initial Level will be determined on the Pricing Date)

The following examples indicate how the total payment on the Notes would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Official Closing Level of the Reference Asset is greater than the Initial Level on each of the Coupon Observation Dates

Observation Date	Official Closing Level	Coupon Payment
January 23, 2015	1,100	$52.50
January 25, 2016	1,200	$52.50
January 25, 2017	1,250	$52.50
January 24, 2018	1,278	$52.50
January 23, 2019 (Final Valuation Date)	1,323	$52.50
Total Coupons on the Notes:		$262.50

The Reference Return, which is calculated on the Final Valuation Date, is 32.30%. Since the Reference Return is greater than the Buffer Level, the Final Settlement Value would be $1,000 per $1,000 Principal Amount of Notes.

Therefore, with the total coupon payments of $262.50 over the term of the Notes, the total payments on the Notes equal $1,262.50.

Example 1 shows that on the Maturity Date you will receive the return of your principal investment when the Reference Return is greater than the Buffer Level.

Example 2: The Official Closing Level of the Reference Asset is greater than the Initial Level on two of the Coupon Observation Dates, and the Reference Return is less than the Initial Level but greater than the Buffer Level

Observation Date	Official Closing Level	Coupon Payment
January 23, 2015	900	$20.00
January 25, 2016	1,200	$52.50
January 25, 2017	1,150	$52.50
January 24, 2018	950	$20.00
January 23, 2019 (Final Valuation Date)	875	$20.00
Total Coupons on the Notes:		$165.00

The Reference Return, which is calculated on the Final Valuation Date, is -10.25%. Since the Reference Return is greater than the Buffer Level, the Final Settlement Value would be $1,000 per $1,000 Principal Amount of Notes.

Therefore, with the total coupon payments of $165.00 over the term of the Notes, the total payments on the Notes equal $1,165.00.

Example 2 shows that on the Maturity Date you will receive the return of your principal investment when the Reference Return is greater than the Buffer Level, even if the Reference Return is less than zero.

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Example 3: The Official Closing Level of the Reference Asset is less than the Initial Level each of the Coupon Observation Dates, and the Reference Return is less than the Buffer Level

Observation Date	Official Closing Level	Coupon Payment
January 23, 2015	900	$20
January 25, 2016	850	$20
January 25, 2017	820	$20
January 24, 2018	780	$20
January 23, 2019 (Final Valuation Date)	650	$20
Total Coupon on the Notes:		$100

The Reference Return, which is calculated on the Final Valuation Date, is -35%. Since the Reference Return is less than the Buffer Level, the Final Settlement Value would be $850 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 20%)]

= $1,000 + [$1,000 × (-35% + 20%)]

= $850

Therefore, with the total coupon payments of $100 over the term of the Notes, the total payments on the Notes equal $950.

Example 3 shows that you will lose 1% of the Principal Amount of your Notes for every 1% decline in the Reference Asset beyond -20%. YOU MAY LOSE 80% OF THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY. In addition, over the term of the Notes you will receive coupon payments totaling at least $100, regardless of the performance of the Reference Asset.

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Information Relating to the REFERENCE ASSET

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of November 29, 2013 were: Financial Services, Producer Durables, Consumer Discretionary, Technology and Health Care.

For more information about the RTY, see “The Russell 2000® Index” beginning on page S-21 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from December 26, 2008 through December 26, 2013. The closing level for the RTY on December 26, 2013 was 1,162.65. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

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Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Final Settlement Value due and payable in the same general manner as described in “Final Settlement Value” in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In such a case, the third scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the third business day following such accelerated postponed Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.50% and referral fees of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 3.50% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-49 in the prospectus supplement.

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U.S. Federal Income Tax Considerations

Prospective investors should note that the discussion under the section called “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this document and is superseded by the following discussion.

The following summary is a general discussion of the material U.S. federal tax consequences of ownership and disposition of the Notes. This discussion applies only to initial investors in the Notes who:

•	purchase the Notes at their “issue price”; and
•	will hold the Notes as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for U.S. federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; non-U.S. persons that may qualify for the benefits of a U.S. income tax treaty; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; or "controlled foreign corporations" or "passive foreign investment companies" for U.S. federal income tax purposes).

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. Investors should consult their tax advisers regarding the potential U.S. federal income tax consequences of the ownership or disposition of the underlying shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this document may affect the tax consequences described herein. Persons considering the purchase of the Notes should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Pursuant to the terms of the Notes, you agree to treat a Note for U.S. federal income tax purposes as an executory contract that provides for coupon payments that will be treated as gross income to you at the time received or accrued in accordance with your regular method of tax accounting. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as an executory contract that provides for coupon payments.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the tax treatment described herein. Accordingly, you should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment of each Note as described in the previous paragraph.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

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•	an individual who is a citizen or a resident of the United States, for U.S. federal income tax purposes;
•	a corporation (or other entity that is treated as a corporation for U.S. federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

Tax Treatment of the Notes

Assuming the treatment of the Notes as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes.

Tax Treatment of Coupon Payments. Any coupon payment on the Notes should be taxable as ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Early Redemption or Settlement of the Notes. Upon a sale, exchange, early redemption or settlement of the Notes for cash at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized (other than with respect to cash attributable to a coupon payment, which should be treated as discussed above) on the sale, exchange, early redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. Any such gain or loss should be capital gain or loss. Capital gain recognized by an individual U.S. Holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment described above. In particular, the IRS could seek to treat a Note as a contingent payment debt instrument. If the Notes are so treated, a holder would generally be required to accrue interest income over the term of the Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to the Notes. In addition, any gain a holder might recognize upon the sale or maturity of the Notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the Notes, and thereafter, would be capital loss.

Other alternative U.S. federal income tax treatments of the Notes are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Notes. On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on whether to require holders of “prepaid forward contracts” and similar instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange–traded status of the instruments and the nature of the underlying property to which the instruments are linked; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates. While it is not clear whether instruments such as the Notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. In addition, information returns may be filed with the IRS in connection with payments on the Notes and the proceeds from a sale, exchange, early redemption or other disposition of the Notes, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

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Additional Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Net investment income generally includes passive income such as interest and capital gains. Holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes:

•	a nonresident alien individual for U.S. federal income tax purposes;
•	a foreign corporation for U.S. federal income tax purposes;
•	an estate whose income is not subject to U.S. federal income tax on a net income basis; or
•	a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if United States persons do not have the authority to control all of its substantial decisions.

The term “Non-U.S. Holder” does not include any of the following holders:

•	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;
•	certain former citizens or residents of the United States; or
•	a holder for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes.

Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. In order to claim an exemption from or a reduction in the 30% withholding tax, a Non-U.S. Holder of the Notes must comply with certification requirements to establish that it is not a U.S. person and is eligible for a reduction of, or an exemption from withholding under, an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax advisers regarding the tax treatment of the Notes, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% (or a lower rate under an applicable treaty) U.S. withholding tax if paid to a Non-U.S. Holder. Under proposed Treasury regulations, payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instrument, may be treated as dividend equivalents. If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2016 that are treated as dividend equivalents. In that case, we would be entitled to withhold taxes in addition to the withholding tax described above without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on the Notes and the proceeds from a sale, exchange, early redemption or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

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Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners or otherwise establishes an exemption. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity or otherwise establishes an exemption.

These withholding and reporting requirements will generally apply to payments made after June 30, 2014. However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of July 1, 2014. Holders are urged to consult with their own tax advisers regarding the possible implications of this recently enacted legislation on their investment in the Notes.

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TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Buffered Income Notes

December 31, 2013

FREE WRITING PROSPECTUS

Free Writing Prospectus
General	FWP-6
Payments on the Notes	FWP-6
Investor Suitability	FWP-7
Risk Factors	FWP-8
Illustrative Examples	FWP-11
Information Relating to the Reference Asset	FWP-13
Events of Default and Acceleration	FWP-14
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-14
U.S. Federal Income Tax Considerations	FWP-15

Equity Index Underlying Supplement
Risk Factors	S-1
The S&P 500® Index	S-6
The S&P 100® Index	S-10
The S&P MidCap 400® Index	S-14
The S&P 500 Low Volatility Index	S-18
The Russell 2000® Index	S-21
The Dow Jones Industrial AverageSM	S-25
The Hang Seng China Enterprises Index®	S-27
The Hang Seng® Index	S-30
The Korea Stock Price Index 200	S-33
MSCI Indices	S-36
The EURO STOXX 50® Index	S-40
The PHLX Housing SectorSM Index	S-42
The TOPIX® Index	S-46
The NASDAQ-100 Index®	S-49
S&P BRIC 40 Index	S-53
The Nikkei 225 Index	S-56
The FTSE™ 100 Index	S-58
Other Components	S-60
Additional Terms of the Notes	S-60
Prospectus Supplement
Risk Factors	S-3
Risks Relating to Our Business	S-3
Risks Relating to All Note Issuances	S-3
Pricing Supplement	S-7
Description of Notes	S-8
Use of Proceeds and Hedging	S-30
Certain ERISA Considerations	S-30
U.S. Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution (Conflicts of Interest)	S-49
Prospectus
About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	3
Description of Preferred Stock	15
Description of Warrants	21
Description of Purchase Contracts	25
Description of Units	28
Book-Entry Procedures	30
Limitations on Issuances in Bearer Form	35
U.S. Federal Income Tax Considerations Relating to Debt Securities	35
Plan of Distribution (Conflicts of Interest)	51
Notice to Canadian Investors	53
Notice to EEA Investors	58
Certain ERISA Matters	59
Legal Opinions	60
Experts	60